   As filed with the Securities and Exchange Commission on February ___, 2002
                                                     Registration No. 333-______
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                           ---------------------------

                                    FORM S-3
                          REGISTRATION STATEMENT UNDER
                           THE SECURITIES ACT OF 1933
                           ---------------------------

                              iSTAR FINANCIAL INC.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

                     1114 Avenue of the Americas, 27th Floor
                            New York, New York 10036
       Maryland                  (212) 930-9400                     95-6881527
    (STATE OR OTHER      (ADDRESS, INCLUDING ZIP CODE, AND         (I.R.S. EMPLOYER
    JURISDICTION OF     TELEPHONE NUMBER, INCLUDING AREA CODE,    IDENTIFICATION NO.)
   INCORPORATION OR      OF REGISTRANT'S PRINCIPAL EXECUTIVE
     ORGANIZATION)                   OFFICES)

                                  JAY SUGARMAN
                             Chief Executive Officer
                              iStar Financial Inc.
                     1114 Avenue of the Americas, 27th Floor
                            New York, New York 10036
                                 (212) 930-9400
       (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING
                        AREA CODE, OF AGENT FOR SERVICE)

                                 With copies to:
                            Kathleen L. Werner, Esq.
                       Clifford Chance Rogers & Wells LLP
                                 200 Park Avenue
                            New York, New York 10166

                           ---------------------------

APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: FROM TIME TO TIME AFTER THE EFFECTIVE DATE OF THIS REGISTRATION STATEMENT.

      If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. / /

      If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. /X/

                         CALCULATION OF REGISTRATION FEE

===========================================================================================
                                       Proposed Maximum  Proposed Maximum
   Title of Each                        Aggregate Price      Aggregate        Amount of
Class of Securities    Amount to be           Per            Offering       Registration
  to be registered      registered           Unit          Price(3) (4)        Fee (4)
-------------------------------------------------------------------------------------------
   Common Stock,
  Preferred Stock,
 Depositary Shares,
  Debt Securities,
    Warrants(1)             (2)               (2)          $500,000,000        $32,200
===========================================================================================

(1) Includes shares of common stock which may be issued upon conversion of the preferred stock or debt securities, or exercise of the warrants, which are being registered.
(2)   Not applicable, as provided in General Instruction II.D to Form S-3.
(3)   Estimated solely for the purpose of calculating the registration fee.
(4) Pursuant to Rule 429 of the Securities Act of 1933, as amended, the prospectus contained in this Registration Statement also relates to the Common Stock, Preferred Stock, Depositary Shares, Debt Securities and Warrants of the registrant previously registered under an effective Registration Statement on Form S-3 (File Number 333-55396) of which $150,000,000 is being carried forward. The filing fee associated with the securities being carried forward from the earlier Registration Statement is $125,000.00 which was paid upon the filing of the earlier Registration Statement.

      THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

================================================================================

The information in this prospectus is not complete and may be changed. No person may sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.


                 Subject to completion, dated March 1, 2002

PROSPECTUS

                              ISTAR FINANCIAL INC.
                                  Common Stock
                                 Preferred Stock
                                Depositary Shares
                                 Debt Securities
                                       and
                                    Warrants

                               ------------------

      We may from time to time offer our common stock, preferred stock (which we may issue in one or more series), depositary shares representing shares of preferred stock, debt securities (which we may issue in one or more series) or warrants entitling the holders to purchase common stock, preferred stock, depositary shares or debt securities, at an aggregate initial offering price which will not exceed $500,000,000. We will determine when we sell securities, the amounts of securities we will sell and the prices and other terms on which we will sell them. We may sell securities to or through underwriters, through agents or directly to purchasers.

      We will describe in a prospectus supplement, which we will deliver with this prospectus, the terms of particular securities which we offer in the future. We may describe the terms of those securities in a term sheet which will precede the prospectus supplement.

      In each prospectus supplement we will include the following information:

      o The names of the underwriters or agents, if any, through which we will sell the securities.

      o The proposed amounts of securities, if any, which the underwriters will purchase.

      o The compensation, if any, of those underwriters or agents.

      o The initial public offering price of the securities.

      o Information about securities exchanges, electronic communications networks or automated quotation systems on which the securities will be listed or traded.

      o Any other material information about the offering and sale of the securities.

      NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED THAT THIS PROSPECTUS IS ACCURATE OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                TABLE OF CONTENTS

                                                                           PAGE

FORWARD-LOOKING INFORMATION..................................................i

THE COMPANY..................................................................1

RISK FACTORS.................................................................1

RATIO OF EARNINGS TO FIXED CHARGES...........................................7

USE OF PROCEEDS..............................................................8

DESCRIPTION OF DEBT SECURITIES...............................................8

DESCRIPTION OF WARRANTS.....................................................11

DESCRIPTION OF COMMON STOCK AND PREFERRED STOCK.............................11

DESCRIPTION OF DEPOSITARY SHARES............................................13

MATERIAL FEDERAL INCOME TAX CONSEQUENCES....................................15

LEGAL MATTERS...............................................................26

EXPERTS.....................................................................26

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE.............................26

INFORMATION WE FILE.........................................................27


                           FORWARD-LOOKING INFORMATION

      We make statements in this prospectus and the documents we incorporate by reference that are considered "forward-looking statements" within the meaning of
Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, which are usually identified by the use of words such as "will," "anticipates," "believes," "estimates," "expects," "projects," "plans," "intends," "should" or similar expressions. We intend those forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in the Private Securities Reform Act of 1995 and are including this statement for purposes of complying with these safe harbor provisions. These forward-looking statements reflect our current views about our plans, strategies and prospects, which are based on the information currently available to us and on assumptions we have made. Although we believe that our plans, intentions and expectations as reflected in or suggested by those forward-looking statements are reasonable, we can give no assurance that the plans, intentions or expectations will be achieved. We have listed below and have discussed elsewhere in this prospectus some important risks, uncertainties and contingencies which could cause our actual results, performances or achievements to be materially different from the forward- looking statements we make in this prospectus. These risks, uncertainties and contingencies include, but are not limited to, the following:

1. The success or failure of our efforts to implement our current business strategy.

2. Economic conditions generally and in the commercial real estate and finance markets specifically.

3. The performance and financial condition of borrowers and corporate tenants.

4. The actions of our competitors and our ability to respond to those actions.

5. The cost of our capital, which depends in part on our asset quality, the nature of our relationships with our lenders and other capital providers, our business prospects and outlook, and general market conditions.

6.    Changes in governmental regulations, tax rates and similar matters.

7. Legislative and regulatory changes (including changes to laws governing the taxation of REITs).

8. Other factors discussed under the heading "Risk Factors" and which may be discussed in a prospectus supplement.

      We assume no obligation to update publicly any forward-looking statements, whether as a result of new information, future events or otherwise. In evaluating forward-looking statements, you should consider these risks and uncertainties, together with the other risks described from time to time in our reports and documents filed with the SEC, and you should not place undue reliance on those statements.

                                   THE COMPANY

      We are the largest publicly traded finance company focused exclusively on the commercial real estate industry. We provide structured financing to private and corporate owners of real estate nationwide, including senior and junior mortgage debt, corporate mezzanine and subordinated capital, and corporate net lease financing. We seek to deliver superior risk-adjusted returns on equity to our stockholders by providing innovative and value-added financing solutions to our customers. We are taxed as a real estate investment trust.

      We recently announced that our adjusted earnings for the quarter ended December 31, 2001 increased to $0.73 per diluted common share, compared to $0.69 per diluted common share for the quarter ended December 31, 2000. Adjusted earnings for fourth quarter 2001 increased 8.2% to $65.0 million on a diluted basis, from $60.1 million for fourth quarter 2000. Adjusted earnings represent net income, determined in accordance with generally accepted accounting principles, before depreciation and amortization. Net income allocable to common shareholders for the fourth quarter 2001 was $49.5 million, or $0.56 per diluted common share, compared with $46.9 million, or $0.54 per diluted common share, in the fourth quarter of 2000.

      Our principal executive offices are located at 1114 Avenue of the Americas, New York, New York 10036, and our telephone number is (212) 930-9400. Our website is istarfinancial.com. Our six primary regional offices are located in Atlanta, Boston, Dallas, Denver, Hartford and San Francisco. iStar Asset Services, our loan servicing subsidiary, is located in Hartford, and iStar Real Estate Services, our corporate facilities management division, is headquartered in Atlanta.

                                  RISK FACTORS

      THIS SECTION DESCRIBES SOME, BUT NOT ALL, OF THE RISKS OF PURCHASING OUR SECURITIES. YOU SHOULD CAREFULLY CONSIDER THESE RISKS, IN ADDITION TO THE OTHER INFORMATION CONTAINED IN THIS PROSPECTUS OR INCORPORATED BY REFERENCE, BEFORE PURCHASING ANY OF OUR SECURITIES. IN CONNECTION WITH THE FORWARD-LOOKING STATEMENTS THAT APPEAR IN THIS PROSPECTUS, YOU SHOULD CAREFULLY REVIEW THE FACTORS DISCUSSED BELOW AND THE CAUTIONARY STATEMENTS REFERRED TO IN "FORWARD-LOOKING STATEMENTS."

WE ARE SUBJECT TO REAL ESTATE FINANCING RISKS

      Our real estate finance business is subject to risks, including the following:

      1. Defaults by borrowers on non-recourse loans where underlying property values fall below the loan amount.

      2.    Costs and delays associated with the foreclosure process.

      3.    Borrower bankruptcies.

      4. Possible unenforceability of loan terms, such as prepayment provisions.

      5. Acts or omissions by owners or managers of the underlying real estate.

      6.    Borrower defaults on debt senior to our loans, if any.

      7. Where debt senior to our loans exists, the presence of intercreditor arrangements limiting our ability to amend our loan documents, assign our loans, accept prepayments, exercise our remedies (through "standstill" periods) and control decisions made in bankruptcy proceedings relating to borrowers.

      8.    Lack of control over the underlying asset prior to a default.

      The risks described above could impact our ability to realize on our collateral or collect expected amounts on account of our portfolio. Where applicable, these risks could also require us to expend funds in order to protect our position as a subordinated lender. For example, we may determine that it is in our interest to expend funds to keep a more senior lender current on our obligations or to purchase a senior lender's position. Unanticipated costs may also be incurred by us after a foreclosure. Bankruptcy and borrower litigation can significantly increase the time needed for us to acquire underlying collateral in the event of a default, during which time the collateral may decline in value.

WE ARE SUBJECT TO RISKS RELATING TO OUR CREDIT TENANT LEASING BUSINESS

      Our credit tenant leasing business is subject to risks, including the following:

      1. Lease expirations may result in reduced revenues if prevailing lease rates at the time of such expirations are less than the contractual lease rates under the expiring leases. In addition, if corporate tenants under expiring leases elect not to renew their leases, we could experience long vacancy periods and incur substantial capital expenditures in order to obtain replacement customers. As of December 31, 2001, the percentage of our revenues (based on total revenues for the quarter ended December 31, 2001, annualized) that are subject to expiring leases during each year from 2002 through 2006 is as follows:

                  2002................................2.2%
                  2003................................3.4%
                  2004................................4.8%
                  2005................................2.9%
                  2006................................6.0%

      2. Lease defaults by one or more significant corporate tenants or lease terminations by corporate tenants following events of casualty or takings by eminent domain could result in long vacancy periods and require us to incur substantial capital expenditures in order to obtain replacement customers. In addition, there can be no assurance that the lease rates received from replacement customers will be equal to the lease rates received from the defaulting or terminating customers. As of December 31, 2001, 11.3% of our annualized total revenues for the quarter ended December 31, 2001, were derived from our five largest corporate tenants.

      3.    Illiquidity of ownership interests in real property.

      4. Risks associated with joint ventures, such as lack of full management control over venture activities and risk of non-performance by venture partners.

      5. Possible need for significant tenant improvements, including conversions of single tenant buildings to multi-tenant buildings.

      6.    Competition from newer, more updated buildings.

      Factors 1, 2 and 6 would likely have negative impacts on our net income. Factors 3, 4 and 5 may decrease our flexibility to vary our portfolio and investment strategy promptly to respond to changes in market conditions.

OUR GROWTH IS DEPENDENT ON LEVERAGE, WHICH MAY CREATE OTHER RISKS

      Our success is dependent, in part, upon our ability to grow invested assets through the use of leverage. We currently intend to leverage our Company primarily through secured and unsecured borrowings. Our ability to obtain the leverage necessary for execution of our business plan will ultimately depend upon our ability to maintain interest coverage ratios meeting market underwriting standards that will vary according to lenders' assessments of our creditworthiness and the terms of the borrowings.

      The percentage of leverage used will vary depending on our estimate of the stability of the Company's cash flow. To the extent that changes in market conditions cause the cost of such financing to increase relative to the income that can be derived from the assets originated, we may reduce the amount of our leverage.

      Leverage creates an opportunity for increased net income, but at the same time creates risks. For example, leveraging magnifies changes in our net worth. We will incur leverage only when there is an expectation that it will enhance returns, although there can be no assurance that our use of leverage will prove to be beneficial. Moreover, there can be no assurance that we will be able to meet our debt service obligations and, to the extent that we cannot, we risk the loss of some or all of our assets or a financial loss if we are required to liquidate assets at a commercially inopportune time.

      We and our subsidiaries are parties to agreements and debt instruments that restrict future indebtedness and the payment of dividends, including indirect restrictions (through, for example, covenants requiring the maintenance of specified levels of net worth and earnings to debt service ratios) and direct restrictions. As a result, in the event of a deterioration in our financial condition, these agreements or debt instruments could restrict our ability to pay dividends. Moreover, if we fail to pay dividends as required by the Internal Revenue Code, whether as a result of restrictive covenants in our debt instruments or otherwise, we may lose our status as a REIT. For more information regarding the consequences of loss of REIT status, please read the risk factor entitled "We May Be Subject to Adverse Consequences if We Fail to Qualify as a Real Estate Investment Trust."

WE FACE A RISK OF LIABILITY UNDER ENVIRONMENTAL LAWS

      Under various federal, state and local environmental laws, ordinances and regulations, a current or previous owner of real estate (including, in certain circumstances, a secured lender that succeeds to ownership or control of a property) may become liable for the costs of removal or remediation of certain hazardous or toxic substances at, on, under or in its property. Those laws typically impose cleanup responsibility and liability without regard to whether the owner or control party knew of or was responsible for the release or presence of such hazardous or toxic substances. The costs of investigation, remediation or removal of those substances may be substantial. The owner or control party of a site may be subject to common law claims by third parties based on damages and costs resulting from environmental contamination emanating from a site. Certain environmental laws also impose liability in connection with the handling of or exposure to asbestos-containing materials, pursuant to which third parties may seek recovery from owners of real properties for personal injuries associated with asbestos-containing materials. Absent succeeding to ownership or control of real property, a secured lender is not likely to be subject to any of these forms of environmental liability.

CERTAIN PROVISIONS IN OUR CHARTER MAY INHIBIT A CHANGE IN CONTROL

      Generally, to maintain our qualification as a REIT under the Internal Revenue Code, not more than 50% in value of our outstanding shares of stock may be owned, directly or indirectly, by five or fewer individuals at any time during the last half of our taxable year. The Internal Revenue Code defines "individuals" for purposes of the requirement described in the preceding sentence to include some types of entities. Under our charter, no person may own more than 9.8% of the outstanding shares of stock, with some exceptions. The restrictions on transferability and ownership may delay, deter or prevent a change in control or other transaction that might involve a premium price or otherwise be in the best interest of the securityholders.

      Our Board of Directors is divided into two classes. Directors of each class are chosen for two-year staggered terms. Staggered terms of directors may reduce the possibility of a tender offer or an attempt to change control, even though a tender offer or change in control might be in the best interest of our securityholders. Our charter authorizes our Board of Directors:

      1. To cause us to issue additional authorized but unissued shares of common or preferred stock.

      2. To classify or reclassify, in one or more series, any of our unissued preferred shares.

      3. To set the preferences, rights and other terms of any classified or reclassified securities that we issue.

ADVERSE CHANGES IN GENERAL ECONOMIC CONDITIONS CAN ADVERSELY AFFECT OUR BUSINESS

      Our success is dependent upon the general economic conditions in the geographic areas in which a substantial number of our investments are located. Adverse changes in national economic conditions or in the economic conditions of the regions in which we conduct substantial business likely would have an adverse effect on real estate values and, accordingly, our business.

WE MAY BE SUBJECT TO ADVERSE CONSEQUENCES IF WE FAIL TO QUALIFY AS A REAL ESTATE INVESTMENT TRUST

      We intend to operate so as to qualify as a real estate investment trust for federal income tax purposes. We have received an opinion of our legal counsel that, based on certain assumptions and representations described in "Material Federal Income Tax Consequences," our existing legal organization and our actual and proposed method of operation described in this prospectus, as set forth in our organizational documents and as represented by us to our counsel, enable us to satisfy the requirements for qualification as a real estate investment trust under the Internal Revenue Code in the ordinary course of our actual and proposed operations. Investors should be aware, however, that opinions of counsel are not binding on the Internal Revenue Service or any court. The real estate investment trust qualification opinion only represents the view of our counsel based on such counsel's review and analysis of existing law, which includes no controlling precedent. Furthermore, both the validity of the opinion and our qualification as a real estate investment trust will depend on our continuing ability to meet various requirements concerning, among other things, the ownership of our outstanding stock, the nature of our assets, the sources of our income and the amount of our distributions to our stockholders. See "Material Federal Income Tax Consequences--Taxation of the Company."

      If we were to fail to qualify as a real estate investment trust for any taxable year, we would not be allowed a deduction for distributions to our stockholders in computing our taxable income and would be subject to federal income tax, including any applicable minimum tax, on our taxable income at regular corporate rates. Unless entitled to relief under certain Internal Revenue Code provisions, we also would be disqualified from treatment as a real estate investment trust for the four subsequent taxable years following the year during which qualification was lost. As a result, cash available for distribution would be reduced for each of the years involved. Furthermore, it is possible that future economic, market, legal, tax or other considerations may cause the Board of Directors to revoke the real estate investment trust election. See "Material Federal Income Tax Consequences."

      Even if we qualify as a real estate investment trust for federal income tax purposes, we may be subject to certain state and local taxes on our income and property, and may be subject to certain federal taxes. See "Material Federal Income Tax Consequences--Taxation of the Company."

TAX-EXEMPT STOCKHOLDERS MAY BE SUBJECT TO TAXATION

      The Internal Revenue Service has issued a revenue ruling in which it held that amounts distributed by a REIT to a tax-exempt employees' pension trust do not constitute unrelated business taxable income ("UBTI"). In general, subject to the discussion below regarding a "pension-held REIT" and subject to the following sentence, based upon such ruling and the statutory framework of the Internal Revenue Code, distributions to a stockholder of a real estate investment trust that is a tax-exempt entity should not constitute UBTI, provided that:

      1. The tax-exempt entity has not financed the acquisition of its shares of common stock with "acquisition indebtedness" within the meaning of the Internal Revenue Code.

      2. The shares of common stock are not otherwise used in an unrelated trade or business of the tax-exempt entity.

      3. The real estate investment trust does not hold a residual interest in a real estate mortgage investment conduit ("REMIC") within the meaning of
Section 860D of the Internal Revenue Code.

      Although we do not intend to invest a material amount of assets in REMICS, certain taxable income produced by REMIC residual interests may cause our stockholders to suffer adverse tax consequences. See "Material Federal Income Tax Consequences."

      If any pension or other retirement trust that qualifies under Section 401(a) of the Internal Revenue Code holds more than 10% by value of the interests in a pension-held REIT at any time during a taxable year, a portion of the dividends paid to the qualified pension trust by such REIT may constitute UBTI. For these purposes, a "pension-held REIT" is defined as a REIT: (1) that would not have qualified as a REIT but for the provisions of the Internal Revenue Code which look through such a qualified pension trust in determining ownership of securities of the REIT; and (2) as to which at least one qualified pension trust holds more than 25% by value of the interests of such REIT or one or more qualified pension trusts (each owning more than a 10% interest by value in the REIT) hold in the aggregate more than 50% by value of the interests in such REIT.

      We do not expect that we will be a pension-held REIT. However, notwithstanding our current belief that we will not be a "pension-held REIT," no assurance can be given that we will not become a pension-held REIT in the future.

      If we were to become a pension-held REIT in the future and were to originate investments using debt, or otherwise were to engage in a transaction resulting in UBTI, determined as though we were a qualified pension plan, any qualified pension plan owning 10% or more of our shares, by value, would have a portion of its dividend income from us taxed as UBTI. Even if we were not a pension-held REIT, certain amounts received by a stockholder that is a tax-exempt entity may be treated as UBTI. See "Material Federal Income Tax Consequences."

OUR OWNERSHIP IS CONCENTRATED

      SOFI-IV SMT Holdings, L.L.C. ("SOFI-IV") holds approximately 38.7% of our outstanding shares of common stock on a diluted basis. Four of the 16 members of our Board of Directors are employed by an affiliate of SOFI-IV. As a result of its ownership interests, SOFI-IV may have significant influence over our business and affairs, including decisions regarding:

      o     Mergers or other business combinations.

      o Issuance of equity securities, including additional shares of our common stock.

      o     Payment of dividends.

The influence held by SOFI-IV may result in various conflicts of interest between SOFI-IV and us or between SOFI-IV and the holders of our common stock. Certain individuals who own interests (direct or indirect) in SOFI-IV, including Jay Sugarman, who serves as our Chairman and Chief Executive Officer; and Jeffrey Dishner, Madison Grose, Merrick Kleeman and Barry Sternlicht, each of whom is a director of our Company, own directly an aggregate of 3.89% of our common stock and hold options to purchase an additional .68% of our common stock, assuming cashless option exercises, in addition to their interests in SOFI-IV. These people may be faced with decisions that have different implications for SOFI-IV, on the one hand, and us or the holders of our common stock, on the other hand, which could create, or appear to create, potential conflicts of interest.

                       RATIO OF EARNINGS TO FIXED CHARGES


                                    NINE MONTHS ENDED
                                       SEPTEMBER 30,                     YEARS ENDED DECEMBER 31,
                                    ------------------  ------------------------------------------------------------
                                           2001            2000        1999         1998        1997        1996
                                    ------------------  ---------   ----------    --------   ----------   ----------
Ratio of earnings to fixed
charges(1) and preferred
stock dividends                            1.9x            1.9x       1.1x(2)       2.3x        NA(3)       NA(3)
Ratio of earnings to fixed
charges(1)                                 2.3x            2.2x       1.4x(2)       2.3x        NA(3)       NA(3)

----------
(1) For the purpose of calculating the ratio of earnings to fixed charges, "earnings" consist of income from continuing operations before income taxes and cumulative effect of changes in accounting principles plus "fixed charges" and certain other adjustments. "Fixed charges" consist of interest incurred on all indebtedness related to continuing operations (including amortization of original issue discount) and the implied interest component of our rent obligations in the years presented.

(2) Includes the effect of a non-recurring, non-cash charge in the amount of approximately $94.5 million relating to our November 1999 acquisition of the external advisor to our company. Excluding the effect of this non-recurring, non-cash charge, our ratio of earnings to fixed charges and preferred stock dividends for the year ended December 31, 1999 would have been 2.0x and our ratio of earnings to fixed charges for that period would have been 2.5x.

(3) Prior to March 1998, we conducted our structured finance operations through two private investment partnerships. The partnerships contributed substantially all of their $1.1 billion of structured finance assets to our company's predecessor in a series of transactions in March 1998. Before that contribution, our company's predecessor had no significant resources or operations. We have not shown information for our predecessor for 1997 and 1996 because we do not believe that information is indicative of our current business.

                                 USE OF PROCEEDS

      Except as may be set forth in a particular prospectus supplement, we will add the net proceeds from sales of securities to our general corporate funds, which we may use to repay indebtedness, for new investments, or for other general corporate purposes.

                         DESCRIPTION OF DEBT SECURITIES

      We will issue the debt securities under an indenture dated as of February 5, 2001 with State Street Bank and Trust Company, N.A., as trustee, which we may supplement from time to time. The following paragraphs describe the provisions of the indenture. We have filed the indenture as an exhibit to the registration statement of which this prospectus is a part and you may inspect it at the office of the trustee.

GENERAL

      The debt securities will be our direct, unsecured obligations and may be either senior debt securities or subordinated debt securities. The indenture does not limit the principal amount of debt securities that we may issue. We may issue debt securities in one or more series. A supplemental indenture will set forth specific terms of each series of debt securities. There will be prospectus supplements relating to particular series of debt securities. Each prospectus supplement will describe:

      o The title of the debt securities and whether the debt securities are senior or subordinated debt securities.

      o Any limit upon the aggregate principal amount of a series of debt securities which we may issue.

      o The date or dates on which principal of the debt securities will be payable and the amount of principal which will be payable.

      o The rate or rates (which may be fixed or variable) at which the debt securities will bear interest, if any, as well as the dates from which interest will accrue, the dates on which interest will be payable, the persons to whom interest will be payable, if other than the registered holders on the record date, and the record date for the interest payable on any payment date.

      o The currency or currencies in which principal, premium, if any, and interest, if any, will be paid.

      o The place or places where principal, premium, if any, and interest, if any, on the debt securities will be payable and where debt securities which are in registered form can be presented for registration of transfer or exchange.

      o Any provisions regarding our right to prepay debt securities or of holders to require us to prepay debt securities.

      o The right, if any, of holders of the debt securities to convert them into common stock or other securities, including any provisions intended to prevent dilution of the conversion rights.

      o Any provisions requiring or permitting us to make payments to a sinking fund which will be used to redeem debt securities or a purchase fund which will be used to purchase debt securities.

      o Any index or formula used to determine the required payments of principal, premium, if any, or interest, if any.

      o The percentage of the principal amount of the debt securities which is payable if maturity of the debt securities is accelerated because of a default.

      o Any special or modified events of default or covenants with respect to the debt securities.

      o Any other material terms of the debt securities.

      The indenture does not contain any restrictions on the payment of dividends or the repurchase of our securities or any financial covenants. However, supplemental indentures relating to particular series of debt securities may contain provisions of that type.

      We may issue debt securities at a discount from their stated principal amount. A prospectus supplement may describe federal income tax considerations and other special considerations applicable to a debt security issued with original issue discount.

      If the principal of, premium, if any, or interest with regard to any series of debt securities is payable in a foreign currency, we will describe in the prospectus supplement relating to those debt securities any restrictions on currency conversions, tax considerations or other material restrictions with respect to that issue of debt securities.

FORM OF DEBT SECURITIES

      We may issue debt securities in certificated or uncertificated form, in registered form with or without coupons or in bearer form with coupons, if applicable.

      We may issue debt securities of a series in the form of one or more global certificates evidencing all or a portion of the aggregate principal amount of the debt securities of that series. We may deposit the global certificates with depositaries, and the certificates may be subject to restrictions upon transfer or upon exchange for debt securities in individually certificated form.

EVENTS OF DEFAULT AND REMEDIES

      An event of default with respect to each series of debt securities will include:

      o Our default in payment of the principal of or premium, if any, on any debt securities of any series beyond any applicable grace period.

      o Our default for 30 days or a period specified in a supplemental indenture, which may be no period, in payment of any installment of interest due with regard to debt securities of any series.

      o Our default for 60 days after notice in the observance or performance of any other covenants in the indenture.

      o  Certain events involving our bankruptcy, insolvency or reorganization.

      Supplemental indentures relating to particular series of debt securities may include other events of default.

      The indenture provides that the trustee may withhold notice to the holders of any series of debt securities of any default (except a default in payment of principal, premium, if any, or interest, if any) if the trustee considers it in the interest of the holders of the series to do so.

      The indenture provides that if any event of default has occurred and is continuing, the trustee or the holders of not less than 25% in principal amount of a series of debt securities then outstanding may declare the principal of and accrued interest, if any, on that series of debt securities to be due and payable immediately. However, if we cure all defaults (except the failure to pay principal, premium or interest which became due solely because of the acceleration) and certain other conditions are met, that declaration may be annulled and past defaults may be waived by the holders of a majority in principal amount of the applicable series of debt securities.

      The holders of a majority of the outstanding principal amount of a series of debt securities will have the right to direct the time, method and place of conducting proceedings for any remedy available to the trustee, subject to certain limitations specified in the indenture.

      A prospectus supplement will describe any additional or different events of default which apply to any series of debt securities.

MODIFICATION OF THE INDENTURE

      We and the trustee may:

      o Without the consent of holders of debt securities, modify the indenture to cure errors or clarify ambiguities.

      o With the consent of the holders of not less than a majority in principal amount of the debt securities which are outstanding under the indenture, modify the indenture or the rights of the holders of the debt securities generally.

      o With the consent of the holders of not less than a majority in outstanding principal amount of any series of debt securities, modify any supplemental indenture relating solely to that series of debt securities or the rights of the holders of that series of debt securities.

      However, we may not:

      o Extend the fixed maturity of any debt securities, reduce the rate or extend the time for payment of interest, if any, on any debt securities, reduce the principal amount of any debt securities or the premium, if any, on any debt securities, impair or affect the right of a holder to institute suit for the payment of principal, premium, if any, or interest, if any, with regard to any debt securities, change the currency in which any debt securities are payable or impair the right, if any, to convert any debt securities into common stock or any of our other securities, without the consent of each holder of debt securities who will be affected.

      o Reduce the percentage of holders of debt securities required to consent to an amendment, supplement or waiver, without the consent of the holders of all the then outstanding debt securities or outstanding debt securities of the series which will be affected.

MERGERS AND OTHER TRANSACTIONS

      We may not consolidate with or merge into any other entity, or transfer or lease our properties and assets substantially as an entirety to another person, unless: (1) the entity formed by the consolidation or into which we are merged, or which acquires or leases our properties and assets substantially as an entirety, assumes by a supplemental indenture all our obligations with regard to outstanding debt securities and our other covenants under the indenture; and (2) with regard to each series of debt securities, immediately after giving effect to the transaction, no event of default, with respect to that series of debt securities, and no event which would become an event of default, will have occurred and be continuing.

GOVERNING LAW

      The indenture, each supplemental indenture, and the debt securities issued under them will be governed by, and construed in accordance with, the laws of New York.


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

                             DESCRIPTION OF WARRANTS

      Each issue of warrants will be the subject of a warrant agreement which will contain the terms of the warrants. We will distribute a prospectus supplement with regard to each issue of warrants. Each prospectus supplement will describe, as to the warrants to which it relates:

      o The securities which may be purchased by exercising the warrants (which may be common stock, preferred stock, debt securities, depositary shares or units consisting of two or more of those types of securities).

      o The exercise price of the warrants (which may be wholly or partly payable in cash or wholly or partly payable with other types of consideration).

      o The period during which the warrants may be exercised.

      o Any provision adjusting the securities which may be purchased on exercise of the warrants and the exercise price of the warrants in order to prevent dilution or otherwise.

      o The place or places where warrants can be presented for exercise or for registration of transfer or exchange.

      o Any other material terms of the warrants.

                 DESCRIPTION OF COMMON STOCK AND PREFERRED STOCK

      Our authorized capital stock consists of 200,000,000 shares of common stock, $0.001 par value, and 30,000,000 shares of preferred stock, $0.001 par value, of which 4,400,000 shares are designated 9.500% Series A Cumulative Redeemable Preferred Stock, $0.001 par value, 2,300,000 shares are designated 9.375% Series B Cumulative Redeemable Preferred Stock, $0.001 par value, 1,495,000 shares are designated 9.200% Series C Cumulative Redeemable Preferred Stock, $0.001 par value, and 4,600,000 shares are designated 8.000% Series D Cumulative Redeemable Preferred Stock, $0.001 par value. At December 31, 2001, 87,386,777 shares of common stock, 4,400,000 shares of Series A preferred stock, 2,000,000 shares of Series B preferred stock, 1,300,000 shares of Series C preferred stock, and 4,000,000 shares of Series D preferred stock were outstanding.

COMMON STOCK

      Holders of common stock will be entitled to receive distributions on common stock if, as and when the Board of Directors authorizes and declares distributions. However, rights to distributions may be subordinated to the rights of holders of preferred stock, when preferred stock is issued and outstanding. In the event of our liquidation, dissolution or winding up, each outstanding share of common stock will entitle its holder to a proportionate share of the assets that remain after we pay our liabilities and any preferential distributions owed to preferred stockholders.

      Holders of the common stock are entitled to one vote for each share on all matters submitted to a stockholder vote. Holders of the Series B preferred stock, Series C preferred stock, and Series D preferred stock are entitled to
0.25 of a vote for each share on all matters submitted to a stockholder vote. They will vote with the common stock as a single class. There is no cumulative voting in the election of directors.

      Holders of shares of common stock have no preference, conversion, sinking fund, redemption, appraisal or exchange rights or any preemptive rights to subscribe for any of our securities. All shares of common stock have equal dividend, distribution, liquidation and other rights.

      We may be dissolved if the Board of Directors, by resolution adopted by a majority of the entire Board of Directors, declares the dissolution advisable and directs that the proposed dissolution be submitted for consideration at either an annual or special meeting of stockholders. Dissolution will occur once it is approved by the affirmative vote of a majority of stockholders entitled to cast votes on the matter.

      Our charter grants the Board of Directors the power to authorize the issuance of additional authorized but unissued shares of common stock and preferred stock. The Board of Directors may also classify or reclassify unissued shares of common stock or preferred stock and authorize their issuance.

      Our charter also provides that, to the extent permitted by the General Corporate Law of Maryland, the Board of Directors may, without any action by the stockholders, amend our charter from time to time to increase or decrease the aggregate number of shares of stock or the number of shares of stock of any class or series that we have authority to issue.

      We believe that these powers of the Board of Directors provide increased flexibility in structuring possible future financings and acquisitions and in meeting other needs which might arise. Although the Board of Directors does not intend to do so at the present time, it could authorize the issuance of a class or series that could delay, defer or prevent a change of control or other transaction that might involve a premium price for the common stock or otherwise be in the best interest of the stockholders.

RESTRICTIONS ON OWNERSHIP AND TRANSFER

      To maintain our REIT qualification under the Internal Revenue Code, no group of five or fewer individuals can own, actually or constructively, more than 50% in value of our issued and outstanding stock at any time during the last half of a taxable year. Additionally, at least 100 persons must beneficially own our stock during at least 335 days of a taxable year. To help insure that we meet these tests, our charter provides that no person other than persons who were our shareholders as of November 3, 1999 or persons exempted by our Board of Directors may beneficially or constructively own more than 9.8% of the number or value of the outstanding shares of any class or series of our capital stock.

      Each person who is a beneficial or constructive owner of shares of stock and each person, including the stockholder of record, who is holding shares of stock for a beneficial or constructive owner must provide us in writing any information with respect to direct, indirect and constructive ownership of shares of stock as the Board of Directors deems reasonably necessary to comply with the provisions of the Internal Revenue Code applicable to a REIT, to determine our status as a REIT, to comply with the requirements of any taxing authority or governmental agency or to determine any such compliance.

      These restrictions on ownership and transfer will not apply to our stock if the Board of Directors determines that it is no longer in our best interests to qualify as a REIT.

      These restrictions on ownership and transfer could delay, defer or prevent a transaction or a change of control of us that might involve a premium price for shares of our stock or otherwise be in the best interest of our stockholders.

PREFERRED STOCK

      We may issue preferred stock in series with any rights and preferences which may be authorized by our board of directors. We will distribute a prospectus supplement with regard to each series of preferred stock. Each prospectus supplement will describe, as to the preferred stock to which it relates:

      o The title of the series.

      o Any limit upon the number of shares of the series which may be issued.

      o The preference, if any, to which holders of the series will be entitled upon our liquidation.

      o The date or dates on which we will be required or permitted to redeem shares of the series.

      o The terms, if any, on which we or holders of the series will have the option to cause shares of the series to be redeemed.

      o The voting rights of the holders of the preferred stock.

      o The dividends, if any, which will be payable with regard to the series (which may be fixed dividends or participating dividends and may be cumulative or non-cumulative).

      o The right, if any, of holders of the series to convert them into another class of our stock or securities, including provisions intended to prevent dilution of those conversion rights.

      o Any provisions by which we will be required or permitted to make payments to a sinking fund which will be used to redeem shares of the series or a purchase fund which will be used to purchase shares of the series.

      o Any other material terms of the series.

      Holders of shares of preferred stock will not have preemptive rights.

TRANSFER AGENT AND REGISTRAR

      The transfer agent and registrar for our common stock and preferred stock is Equiserve Trust Company, N.A.

                        DESCRIPTION OF DEPOSITARY SHARES

      We may issue depositary receipts representing interests in shares of particular series of preferred stock which are called depositary shares. We will deposit the preferred stock of a series which is the subject of depositary shares with a depositary, which will hold that preferred stock for the benefit of the holders of the depositary shares, in accordance with a deposit agreement between the depositary and us. The holders of depositary shares will be entitled to all the rights and preferences of the preferred stock to which the depositary shares relate, including dividend, voting, conversion, redemption and liquidation rights, to the extent of their interests in that preferred stock.

      While the deposit agreement relating to a particular series of preferred stock may have provisions applicable solely to that series of preferred stock, all deposit agreements relating to preferred stock we issue will include the following provisions:

      DIVIDENDS AND OTHER DISTRIBUTIONS. Each time we pay a cash dividend or make any other type of cash distribution with regard to preferred stock of a series, the depositary will distribute to the holder of record of each depositary share relating to that series of preferred stock an amount equal to the dividend or other distribution per depositary share the depositary receives. If there is a distribution of property other than cash, the depositary either will distribute the property to the holders of depositary shares in proportion to the depositary shares held by each of them, or the depositary will, if we approve, sell the property and distribute the net proceeds to the holders of the depositary shares in proportion to the depositary shares held by them.

      WITHDRAWAL OF PREFERRED STOCK. A holder of depositary shares will be entitled to receive, upon surrender of depositary receipts representing depositary shares, the number of whole or fractional shares of the applicable series of preferred stock, and any money or other property, to which the depositary shares relate.

      REDEMPTION OF DEPOSITARY SHARES. Whenever we redeem shares of preferred stock held by a depositary, the depositary will be required to redeem, on the same redemption date, depositary shares constituting, in total, the number of shares of preferred stock held by the depositary which we redeem, subject to the depositary's receiving the redemption price of those shares of preferred stock. If fewer than all the depositary shares relating to a series are to be redeemed, the depositary shares to be redeemed will be selected by lot or by another method we determine to be equitable.

      VOTING. Any time we send a notice of meeting or other materials relating to a meeting to the holders of a series of preferred stock to which depositary shares relate, we will provide the depositary with sufficient copies of those materials so they can be sent to all holders of record of the applicable depositary shares, and the depositary will send those materials to the holders of record of the depositary shares on the record date for the meeting. The depositary will solicit voting instructions from holders of depositary shares and will vote or not vote the preferred stock to which the depositary shares relate in accordance with those instructions.

      LIQUIDATION PREFERENCE. Upon our liquidation, dissolution or winding up, the holder of each depositary share will be entitled to what the holder of the depositary share would have received if the holder had owned the number of shares (or fraction of a share) of preferred stock which is represented by the depositary share.

      CONVERSION. If shares of a series of preferred stock are convertible into common stock or other of our securities or property, holders of depositary shares relating to that series of preferred stock will, if they surrender depositary receipts representing depositary shares and appropriate instructions to convert them, receive the shares of common stock or other securities or property into which the number of shares (or fractions of shares) of preferred stock to which the depositary shares relate could at the time be converted.

      AMENDMENT AND TERMINATION OF A DEPOSIT AGREEMENT. We and the depositary may amend a deposit agreement, except that an amendment which materially and adversely affects the rights of holders of depositary shares, or would be materially and adversely inconsistent with the rights granted to the holders of the preferred stock to which they relate, must be approved by holders of at least two-thirds of the outstanding depositary shares. No amendment will impair the right of a holder of depositary shares to surrender the depositary receipts evidencing those depositary shares and receive the preferred stock to which they relate, except as required to comply with law. We may terminate a deposit agreement with the consent of holders of a majority of the depositary shares to which it relates. Upon termination of a deposit agreement, the depositary will make the whole or fractional shares of preferred stock to which the depositary shares issued under the deposit agreement relate available to the holders of those depositary shares. A deposit agreement will automatically terminate if:

      o All outstanding depositary shares to which it relates have been redeemed or converted.

      o The depositary has made a final distribution to the holders of the depositary shares issued under the deposit agreement upon our liquidation, dissolution or winding up.

      MISCELLANEOUS. There will be provisions: (1) requiring the depositary to forward to holders of record of depositary shares any reports or communications from us which the depositary receives with respect to the preferred stock to which the depositary shares relate; (2) regarding compensation of the depositary; (3) regarding resignation of the depositary; (4) limiting our liability and the liability of the depositary under the deposit agreement (usually to failure to act in good faith, gross negligence or willful misconduct); and (5) indemnifying the depositary against certain possible liabilities.

                    MATERIAL FEDERAL INCOME TAX CONSEQUENCES

      THE FOLLOWING IS A SUMMARY OF THE FEDERAL INCOME TAX CONSEQUENCES ANTICIPATED TO BE MATERIAL TO AN INVESTOR IN iSTAR FINANCIAL. THIS SUMMARY IS BASED ON CURRENT LAW, IS FOR GENERAL INFORMATION ONLY AND IS NOT TAX ADVICE. YOUR TAX CONSEQUENCES RELATED TO AN INVESTMENT IN iSTAR FINANCIAL MAY VARY DEPENDING ON YOUR PARTICULAR SITUATION AND THIS DISCUSSION DOES NOT PURPORT TO DISCUSS ALL ASPECTS OF TAXATION THAT MAY BE RELEVANT TO A HOLDER OF OUR SECURITIES IN LIGHT OF HIS OR HER PERSONAL INVESTMENT OR TAX CIRCUMSTANCES, OR TO HOLDERS OF OUR SECURITIES SUBJECT TO SPECIAL TREATMENT UNDER THE FEDERAL INCOME TAX LAWS, EXCEPT TO THE EXTENT DISCUSSED UNDER THE HEADINGS "--TAXATION OF TAX-EXEMPT STOCKHOLDERS" AND "--TAXATION OF NON-U.S. STOCKHOLDERS." INVESTORS SUBJECT TO SPECIAL TREATMENT INCLUDE, WITHOUT LIMITATION, INSURANCE COMPANIES, FINANCIAL INSTITUTIONS, BROKER-DEALERS, TAX-EXEMPT ORGANIZATIONS, INVESTORS HOLDING SECURITIES AS PART OF A CONVERSION TRANSACTION, OR A HEDGE OR HEDGING TRANSACTION OR AS A POSITION IN A STRADDLE FOR TAX PURPOSES, FOREIGN CORPORATIONS OR PARTNERSHIPS, AND PERSONS WHO ARE NOT CITIZENS OR RESIDENTS OF THE UNITED STATES. IN ADDITION, THE SUMMARY BELOW DOES NOT CONSIDER THE EFFECT OF ANY FOREIGN, STATE, LOCAL OR OTHER TAX LAWS THAT MAY BE APPLICABLE TO YOU AS A HOLDER OF OUR SECURITIES.

      The information in this summary is based on the Internal Revenue Code of 1986, as amended, current, temporary and proposed Treasury regulations promulgated under the Internal Revenue Code, the legislative history of the Internal Revenue Code, current administrative interpretations and practices of the Internal Revenue Service, and court decisions, all as of the date of this prospectus. The administrative interpretations and practices of the Internal Revenue Service upon which this summary is based include its practices and policies as expressed in private letter rulings which are not binding on the Internal Revenue Service, except with respect to the taxpayers who requested and received such rulings. Future legislation, Treasury regulations, administrative interpretations and practices, and court decisions may affect the tax consequences contained in this summary, possibly on a retroactive basis. We have not requested, and do not plan to request, any rulings from the Internal Revenue Service concerning our tax treatment or the tax consequences contained in this summary, and the statements in this prospectus are not binding on the Internal Revenue Service or a court. Thus, we can provide no assurance that the tax consequences contained in this summary will not be challenged by the Internal Revenue Service or sustained by a court if challenged by the Internal Revenue Service.

      YOU ARE URGED TO CONSULT YOUR TAX ADVISOR REGARDING THE SPECIFIC TAX CONSEQUENCES TO YOU OF (1) THE ACQUISITION, OWNERSHIP AND SALE OR OTHER DISPOSITION OF OUR SECURITIES, INCLUDING THE FEDERAL, STATE, LOCAL, FOREIGN AND OTHER TAX CONSEQUENCES, (2) OUR ELECTION TO BE TAXED AS A REAL ESTATE INVESTMENT TRUST FOR FEDERAL INCOME TAX PURPOSES AND (3) POTENTIAL CHANGES IN APPLICABLE TAX LAWS.

TAXATION OF ISTAR FINANCIAL - GENERAL

      We have elected to be taxed as a REIT under Sections 856 through 860 of the Internal Revenue Code, commencing with our taxable year ended December 31, 1998. We believe we have been organized and have operated in a manner which allows us to qualify for taxation as a REIT under the Internal Revenue Code, and we intend to continue to be organized in this manner. Our qualification and taxation as a REIT, however, depend upon our ability to meet, through actual annual operating results, asset requirements, distribution levels, diversity of stock ownership, and the various other qualification tests imposed under the Internal Revenue Code. Accordingly, there can be no assurance that we have operated or will continue to operate in a manner so as to qualify or remain qualified as a REIT. See "--Failure to Qualify."

      The sections of the Internal Revenue Code that relate to the qualification and taxation of REITs are highly technical and complex. The following describes the material aspects of the sections of the Internal Revenue Code that govern the federal income tax treatment of a REIT and its stockholders. This summary is qualified in its entirety by the applicable Internal Revenue Code provisions, rules and regulations promulgated under the Internal Revenue Code, and administrative and judicial interpretations of the Internal Revenue Code.

      Provided we qualify for taxation as a REIT, we generally will not be subject to federal corporate income tax on our net income that is currently distributed to our stockholders. This treatment substantially eliminates the "double taxation" that generally results from an investment in a corporation. Double taxation means taxation once at the corporate level when income is earned and once again at the stockholder level when such income is distributed. Even if we qualify for taxation as a REIT, however, we will be subject to federal income taxation as follows:

      - We will be required to pay tax at regular corporate rates on any undistributed REIT taxable income, including undistributed net capital gains.

      - We may be subject to the "alternative minimum tax" on items of tax preference, if any.

      - If we have (1) net income from the sale or other disposition of "foreclosure property" which is held primarily for sale to customers in the ordinary course of business or (2) other nonqualifying income from foreclosure property, we will be required to pay tax at the highest corporate rate on this income. In general, foreclosure property is property acquired through foreclosure after a default on a loan secured by the property or on a lease of the property.

      - We will be required to pay a 100% tax on any net income from prohibited transactions. In general, prohibited transactions are sales or other taxable dispositions of property, other than foreclosure property, held for sale to customers in the ordinary course of business

      - If we fail to satisfy the 75% or 95% gross income tests, as described below, but have maintained our qualification as a REIT, we will be required to pay a 100% tax on an amount equal to (1) the gross income attributable to the greater of the amount by which we fail the 75% or 95% gross income test multiplied by (2) a fraction intended to reflect our profitability.

      - We will be required to pay a 4% excise tax on the amount by which our annual distributions to our stockholders is less than the sum of (1) 85% of our ordinary income for the year, (2) 95% of our real estate investment trust capital gain net income for the year, and (3) any undistributed taxable income from prior periods.

      - If we acquire an asset from a corporation which is not a REIT in a transaction in which the basis of the asset in our hands is determined by reference to the basis of the asset in the hands of the transferor corporation, and we subsequently sell the asset within ten years, then under Treasury regulations not yet issued, we would be required to pay tax at the highest regular corporate tax rate on this gain to the extent (1) the fair market value of the asset exceeds (2) our adjusted tax basis in the asset, in each case, determined as of the date on which we acquired the asset. The results described in this paragraph assume that we will elect this treatment in lieu of an immediate tax when the asset is acquired.

      - We will generally be subject to tax on the portion of any "excess inclusion" income derived from an investment in residual interests in real estate mortgage investment conduits to the extent our stock is held by specified tax exempt organizations not subject to tax on unrelated business taxable income.

REQUIREMENTS FOR QUALIFICATION AS A REAL ESTATE INVESTMENT TRUST

GENERAL

      The Internal Revenue Code defines a REIT as a corporation, trust or association:

      (1) that is managed by one or more trustees or directors;

      (2) that issues transferable shares or transferable certificates to its owners;

      (3) that would be taxable as a regular corporation, but for its election to be taxed as a REIT;

      (4) that is not a financial institution or an insurance company under the Internal Revenue Code;

      (5) that is owned by 100 or more persons;

      (6) not more than 50% in value of the outstanding stock of which is owned, actually or constructively, by five or fewer individuals, as defined in the Internal Revenue Code to include some entities, during the last half of each year; and

      (7) that meets other tests, described below, regarding the nature of its income and assets, and the amount of its distributions.

      The Internal Revenue Code provides that conditions (1) to (4) must be met during the entire year and that condition (5) must be met during at least 335 days of a year of twelve months, or during a proportionate part of a shorter taxable year. Conditions (5) and (6) do not apply to the first taxable year for which an election is made to be taxed as a REIT. For purposes of condition (6), tax-exempt entities are generally treated as individuals, subject to a "look-through" exception for pension funds.

      Our Charter provides for restrictions regarding ownership and transfer of our stock. These restrictions are intended to assist us in satisfying the share ownership requirements described in (5) and (6) above. These restrictions, however, may not ensure that we will, in all cases, be able to satisfy the share ownership requirements described in (5) and (6) above. If we fail to satisfy these share ownership requirements, our status as a REIT would terminate. If, however, we comply with the rules contained in applicable Treasury regulations that require us to determine the actual ownership of our shares and we do not know, or would not have known through the exercise of reasonable diligence, that we failed to meet the requirement described in condition (6) above, we would not be disqualified as a REIT.

      In addition, a corporation may not qualify as a REIT unless its taxable year is the calendar year. We have and will continue to have a calendar taxable year.

OWNERSHIP OF A PARTNERSHIP INTEREST

      The Treasury regulations provide that if we are a partner in a partnership, we will be deemed to own our proportionate share of the assets of the partnership, and we will be deemed to be entitled to our proportionate share of the gross income of the partnership. The character of the assets and gross income of the partnership generally retains the same character in our hands for purposes of satisfying the gross income and asset tests described below.


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QUALIFIED REIT SUBSIDIARIES

      A "qualified REIT subsidiary" is a corporation, all of the stock of which is owned by a REIT. Under the Internal Revenue Code, a qualified REIT subsidiary is not treated as a separate corporation from the REIT. Rather, all of the assets, liabilities, and items of income, deduction, and credit of the qualified REIT subsidiary are treated as the assets, liabilities, and items of income, deduction, and credit of the REIT for purposes of the REIT income and asset tests described below.

INCOME TESTS

      We must meet two annual gross income requirements to qualify as a REIT. First, each year we must derive, directly or indirectly, at least 75% of our gross income, excluding gross income from prohibited transactions, from investments relating to real property or mortgages on real property, including "rents from real property" and mortgage interest, or from specified temporary investments. Second, each year we must derive at least 95% of our gross income, excluding gross income from prohibited transactions, from investments meeting the 75% test described above, or from dividends, interest and gain from the sale or disposition of stock or securities. For these purposes, the term "interest" generally does not include any interest of which the amount received depends on the income or profits of any person. An amount will generally not be excluded from the term "interest," however, if such amount is based on a fixed percentage of gross receipts or sales.

      Any amount includable in gross income by us with respect to a regular or residual interest in a real estate mortgage investment conduit is generally treated as interest on an obligation secured by a mortgage on real property for purposes of the 75% gross income test. If, however, less than 95% of the assets of a real estate mortgage investment conduit consist of real estate assets, we will be treated as receiving directly our proportionate share of the income of the real estate mortgage investment conduit, which would generally include non-qualifying income for purposes of the 75% gross income test. In addition, if we receive interest income with respect to a mortgage loan that is secured by both real property and other property and the principal amount of the loan exceeds the fair market value of the real property on the date we made the mortgage loan, interest income on the loan will be apportioned between the real property and the other property, which apportionment would cause us to recognize income that is not qualifying income for purposes of the 75% gross income test.

      We may make loans that have shared appreciation provisions. To the extent interest on a loan is based on the cash proceeds from the sale or value of property, income attributable to such provision would be treated as gain from the sale of the secured property, which generally should qualify for purposes of the 75% and 95% gross income tests.

      We may employ, to the extent consistent with the REIT provisions of the Code, forms of securitization of our assets under which a "sale" of an interest in a mortgage loan occurs, and a resulting gain or loss is recorded on our balance sheet for accounting purposes at the time of sale. In a "sale" securitization, only the net retained interest in the securitized mortgage loans would remain on our balance sheet. We may elect to conduct certain of our securitization activities, including such sales, through one or more taxable subsidiaries, or through qualified REIT subsidiaries, formed for such purpose. To the extent consistent with the REIT provisions of the Code, such entities could elect to be taxed as real estate mortgage investment conduits or financial asset securitization investment trusts.

      Lease income we receive will qualify as "rents from real property" only if the following conditions are met:

      - the amount of lease income may not be based in whole or in part on the income or profits of any person. "Rents from real property" may, however, include lease income based on a fixed percentage of receipts or sales;

      - lease income received from a corporate tenant will not qualify as "rents from real property" if the Company, or an actual or constructive owner of 10% or more of the Company, actually or constructively owns 10% or more of such corporate tenant;

      - if lease income attributable to personal property leased in connection with a lease of real property is greater than 15% of the total lease income received under the lease, then the portion of lease income attributable to personal property will not qualify as "rents from real property"; and

      - to qualify as "rents from real property," the Company generally may not render services to corporate tenants of the property, other than through an independent contractor from whom the Company derives no revenue. The Company may, however, provide services that are "usually or customarily rendered" in connection with the rental of space for occupancy only and are not otherwise considered "rendered to the occupant" of the property. In addition, we may provide a DE MINIMIS amount of non-customary services. Finally, we may provide certain non-customary services to corporate tenants through a "taxable Company subsidiary," which is a taxable corporation wholly or partly owned by the Company.

      If we fail to satisfy one or both of the 75% or 95% gross income tests for any year, we may still qualify as a REIT if we are entitled to relief under the Internal Revenue Code. Generally, we may be entitled to relief if:

      - our failure to meet the gross income tests was due to reasonable cause and not due to willful neglect;

      - we attach a schedule of the sources of our income to our federal income tax return; and

      - any incorrect information on the schedule was not due to fraud with the intent to evade tax.

      It is not possible to state whether in all circumstances we would be entitled to rely on these relief provisions. If these relief provisions do not apply to a particular set of circumstances, we would not qualify as a REIT. As discussed above in "--Taxation of iStar Financial--General," even if these relief provisions apply, and we retain our status as a REIT, a tax would be imposed with respect to our income that does not meet the gross income tests. We may not always be able to maintain compliance with the gross income tests for REIT qualification despite periodically monitoring our income.

FORECLOSURE PROPERTY

      Net income realized by us from foreclosure property would generally be subject to tax at the maximum federal corporate tax rate (currently 35%). Foreclosure property means real property and related personal property that (1) is acquired by us through foreclosure following a default on a lease of such property or a default on indebtedness owed to us that is secured by the property and (2) for which we make an election to treat the property as foreclosure property.

PROHIBITED TRANSACTION INCOME

      Any gain realized by us on the sale of any property, other than foreclosure property, held as inventory or otherwise held primarily for sale to customers in the ordinary course of business will be prohibited transaction income, and subject to a 100% penalty tax. Prohibited transaction income may also adversely affect our ability to satisfy the gross income tests for qualification as a REIT. Whether property is held as inventory or primarily for sale to customers in the ordinary course of a trade or business depends on all the facts and circumstances surrounding the particular transaction. While the Treasury regulations provide standards which, if met, would not result in prohibited transaction income, we may not be able to meet these standards in all circumstances.

HEDGING TRANSACTIONS

      We may enter into hedging transactions with respect to one or more of our assets or liabilities. Our hedging transactions could take a variety of forms, including interest rate swaps or cap agreements, options, futures contracts, forward rate agreements, or similar financial instruments. To the extent that we enter into hedging transactions to reduce our interest rate risk on indebtedness incurred to acquire or carry real estate assets, any income, or gain from the disposition of hedging transactions should be qualifying income for purposes of the 95% gross income test, but not the 75% gross income test.

ASSET TESTS

      At the close of each quarter of each year, we also must satisfy four tests relating to our assets. First, at least 75% of the value of our total assets must be real estate assets, cash, cash items and government securities. For purposes of this test, real estate assets include real estate mortgages, real property, interests in other REITs and stock or debt instruments held for one year or less that are purchased with the proceeds of a stock offering or a long-term public debt offering. Second, not more than 25% of our total assets may be represented by securities, other than those securities includable in the 75% asset class. Third, not more than 20% of the value of our total assets may be represented by securities in one or more taxable REIT subsidiaries. Fourth, of the investments included in the 25% asset class, the value of any one issuer's securities that we hold may not exceed 5% of the value of our total assets, and we may not own more than 10% of the total vote or value of the outstanding securities of any one issuer.

      We expect that any real property and temporary investments that we acquire will generally be qualifying assets for purposes of the 75% asset test, except to the extent that less than 95% of the assets of a real estate mortgage investment conduit in which we own an interest consists of "real estate assets." Mortgage loans, including distressed mortgage loans, mezzanine loans, bridge loans, and construction loans also will generally be qualifying assets for purposes of the 75% asset test to the extent that the principal balance of each mortgage loan does not exceed the value of the associated real property.

      After meeting the asset tests at the close of any quarter, we will not lose our status as a REIT if we fail to satisfy the asset tests at the end of a later quarter solely by reason of changes in asset values. In addition, if we fail to satisfy the asset tests because we acquire assets during a quarter, we can cure this failure by disposing of sufficient nonqualifying assets within 30 days after the close of that quarter.

      We will monitor the status of the assets that we acquire for purposes of the various asset tests and we will manage our portfolio in order to comply with such tests.

ANNUAL DISTRIBUTION REQUIREMENTS

      To qualify as a REIT, we are required to distribute dividends, other than capital gain dividends, to our stockholders in an amount at least equal to the sum of (1) 90% of our "REIT taxable income" and (2) 90% of our after tax net income, if any, from foreclosure property, minus (3) the sum of certain items of noncash income. In general, "REIT taxable income" means taxable ordinary income without regard to the dividends paid deduction.

      We are required to distribute income in the taxable year in which it is earned, or in the following taxable year before we timely file our tax return if such dividend distributions are declared and paid on or before our first regular dividend payment. Except as provided in "--Taxation of Taxable U.S. Stockholders" below, these distributions are taxable to holders of common stock in the year in which paid, even though these distributions relate to our prior year for purposes of our 90% distribution requirement. To the extent that we do not distribute all of our net capital gain or distribute at least 90%, but less than 100% of our "REIT taxable income," we will be subject to tax at regular corporate tax rates.

      From time to time we may not have sufficient cash or other liquid assets to meet the above distribution requirements due to timing differences between the actual receipt of cash and payment of expenses, and the inclusion of income and deduction of expenses in arriving at our taxable income. If these timing differences occur, in order to meet the REIT distribution requirements, we may need to arrange for short-term, or possibly long-term, borrowings, or to pay dividends in the form of taxable stock dividends.

      Under certain circumstances, we may be able to rectify a failure to meet a distribution requirement for a year by paying "deficiency dividends" to our stockholders in a later year, which may be included in our deduction for dividends paid for the earlier year. Thus, we may be able to avoid being subject to tax on amounts distributed as deficiency dividends. We will be required, however, to pay interest based upon the amount of any deduction claimed for deficiency dividends. In addition, we will be subject to a 4% excise tax on the excess of the required distribution over the amounts actually distributed if we should fail to distribute each year at least the sum of 85% of our ordinary income for the year, 90% of our capital gain income for the year, and any undistributed taxable income from prior periods.

RECORDKEEPING REQUIREMENTS

      We are required to maintain records and request on an annual basis information from specified stockholders. This requirement is designed to disclose the actual ownership of our outstanding stock.

FAILURE TO QUALIFY

      If we fail to qualify for taxation as a REIT in any taxable year, and the relief provisions of the Internal Revenue Code described above do not apply, we will be subject to tax, including any applicable alternative minimum tax, and possibly increased state and local taxes, on our taxable income at regular corporate rates. Such taxation would reduce the cash available for distribution by us to our stockholders. Distributions to our stockholders in any year in which we fail to qualify as a REIT will not be deductible by us and we will not be required to distribute any amounts to our stockholders. If we fail to qualify as a REIT, distributions to our stockholders will be subject to tax as ordinary income to the extent of our current and accumulated earnings and profits and, subject to certain limitations of the Internal Revenue Code, corporate stockholders may be eligible for the dividends received deduction. Unless entitled to relief under specific statutory provisions, we would also be disqualified from taxation as a REIT for the four taxable years following the year during which we lost our qualification. It is not possible to state whether in all circumstances we would be entitled to statutory relief.

TAXATION OF TAXABLE U.S. STOCKHOLDERS

      When we use the term "U.S. stockholders," we mean a holder of shares of our stock who is, for United States federal income tax purposes:

      - a citizen or resident of the United States;

      - a corporation, partnership, or other entity created or organized in or under the laws of the United States or of any state thereof or in the District of Columbia, unless Treasury regulations provide otherwise;

      - an estate the income of which is subject to United States federal income taxation regardless of its source; or

      - a trust whose administration is subject to the primary supervision of a United States court and which has one or more United States persons who have the authority to control all substantial decisions of the trust.

DISTRIBUTIONS GENERALLY

      Distributions out of our current or accumulated earnings and profits, other than capital gain dividends will be taxable to our U.S. stockholders as ordinary income. Provided we qualify as a REIT, our dividends will not be eligible for the dividends received deduction generally available to U.S. stockholders that are corporations.

      To the extent that we make distributions in excess of our current and accumulated earnings and profits, these distributions will be treated as a tax-free return of capital to each U.S. stockholder, and will reduce the adjusted tax basis which each U.S. stockholder has in its shares of stock by the amount of the distribution, but not below zero. Return of capital distributions in excess of a U.S. stockholder's adjusted tax basis in its shares will be taxable as capital gain, provided that the shares have been held as capital assets, and will be taxable as long-term capital gain if the shares have been held for more than one year. Dividends we declare in October, November, or December of any year and pay to a stockholder of record on a specified date in any of those months will be treated as both paid by us and received by the stockholder on December 31 of that year, provided we pay the dividend in January of the following year. Stockholders may not include in their own income tax returns any of our net operating losses or capital losses.

CAPITAL GAIN DISTRIBUTIONS

      Distributions designated as net capital gain dividends will be taxable to our U.S. stockholders as capital gain income. Such capital gain income will be taxable to non-corporate U.S. stockholders at a 20% or 25% rate based on the characteristics of the asset we sold that produced the gain. U.S. stockholders that are corporations may be required to treat up to 20% of certain capital gain dividends as ordinary income.


RETENTION OF NET CAPITAL GAINS

      We may elect to retain, rather than distribute as a capital gain dividend, our net capital gains. If we make this election, we would pay tax on such retained capital gains. In such a case, our stockholders would generally:

      - include their proportionate share of our undistributed net capital gains in their taxable income;

      - receive a credit for their proportionate share of the tax paid by us;
and

      - increase the adjusted basis of their stock by the difference between the amount of their capital gain and their share of the tax paid by us.


PASSIVE ACTIVITY LOSSES AND INVESTMENT INTEREST LIMITATIONS

      Distributions we make and gain arising from the sale or exchange by a U.S. stockholder of our shares will not be treated as passive activity income. As a result, U.S. stockholders will not be able to apply any "passive losses" against income or gain relating to our stock. Distributions we make, to the extent they do not constitute a return of capital, generally will be treated as investment income for purposes of computing the investment interest limitation.

DISPOSITIONS OF STOCK

      If you are a U.S. stockholder and you sell or dispose of your shares of stock, you will recognize gain or loss for federal income tax purposes in an amount equal to the difference between the amount of cash and the fair market value of any property you receive on the sale or other disposition and your adjusted tax basis in the shares of stock. This gain or loss will be capital gain or loss if you have held the stock as a capital asset, and will be long-term capital gain or loss if you have held the stock for more than one year. In general, if you are a U.S. stockholder and you recognize loss upon the sale or other disposition of stock that you have held for six months or less, the loss you recognize will be treated as a long-term capital loss to the extent you received distributions from us which were required to be treated as long-term capital gains.

BACKUP WITHHOLDING

      We report to our U.S. stockholders and the Internal Revenue Service the amount of dividends paid during each calendar year, and the amount of any tax withheld. Under the backup withholding rules, a stockholder may be subject to backup withholding with respect to dividends paid unless the holder is a corporation or comes within other exempt categories and, when required, demonstrates this fact, or provides a taxpayer identification number or social security number, certifies as to no loss of exemption from backup withholding, and otherwise complies with applicable requirements of the backup withholding rules. A U.S. stockholder that does not provide us with his correct taxpayer identification number or social security number may also be subject to penalties imposed by the Internal Revenue Service. Backup withholding is not an additional tax. Any amount paid as backup withholding will be creditable against the stockholder's income tax liability. In addition, we may be required to withhold a portion of capital gain distributions to any stockholders who fail to certify their non-foreign status.

TAXATION OF TAX-EXEMPT STOCKHOLDERS

      The Internal Revenue Service has ruled that amounts distributed as dividends by a REIT do not constitute unrelated business taxable income when received by a tax-exempt entity. Based on that ruling, provided that a tax-exempt stockholder has not held its shares as "debt financed property" within the meaning of the Internal Revenue Code and the shares are not otherwise used in a unrelated trade or business, dividend income on our stock and income from the sale of our stock should not be unrelated business taxable income to a tax-exempt stockholder. Generally, debt financed property is property, the acquisition or holding of which was financed through a borrowing by the tax-exempt stockholder.

      For tax-exempt stockholders which are social clubs, voluntary employee benefit associations, supplemental unemployment benefit trusts, and qualified group legal services plans exempt from federal income taxation under Sections 501(c)(7), (c)(9), (c)(17) and (c)(20) of the Internal Revenue Code, respectively, income from an investment in our shares will constitute unrelated business taxable income unless the organization is able to claim properly a deduction for amounts set aside or placed in reserve for certain purposes so as to offset the income generated by its investment in our shares. These prospective investors should consult their tax advisors concerning these "set aside" and reserve requirements.

      Notwithstanding the above, however, a portion of the dividends paid by a "pension-held REIT" may be treated as unrelated business taxable income as to any pension trust which:

      - is described in Section 401(a) of the Internal Revenue Code;

      - is tax-exempt under Section 501(a) of the Internal Revenue Code; and

      - holds more than 10%, by value, of the interests in the REIT.

      Tax-exempt pension funds that are described in Section 401(a) of the Internal Revenue Code are referred to below as "qualified trusts."

      A REIT is a "pension held REIT" if:

      - it would not have qualified as a REIT but for the fact that Section 856(h)(3) of the Internal Revenue Code provides that stock owned by a qualified trust is treated, for purposes of the 5/50 rule, as owned by the beneficiaries of the trust, rather than by the trust itself; and

      - either at least one qualified trust holds more than 25%, by value, of the interests in the REIT, or one or more qualified trusts, each of which owns more than 10%, by value, of the interests in the REIT, holds in the aggregate more than 50%, by value, of the interests in the REIT.

      The percentage of any REIT dividend treated as unrelated business taxable income is equal to the ratio of:

      - the unrelated business taxable income earned by the REIT, treating the REIT as if it were a qualified trust and therefore subject to tax on unrelated business taxable income, to

      - the total gross income of the REIT.

      A DE MINIMIS exception applies where the percentage is less than 5% for any year. As a result of the limitations on the transfer and ownership of stock contained in our Charter, we do not expect to be classified as a "pension-held REIT."

TAXATION OF NON-U.S. STOCKHOLDERS

      The rules governing federal income taxation of nonresident alien individuals, foreign corporations, foreign partnerships, and other foreign stockholders (collectively, "Non-U.S. stockholders") are complex and no attempt will be made herein to provide more than a summary of such rules.

      PROSPECTIVE NON-U.S. STOCKHOLDERS SHOULD CONSULT THEIR TAX ADVISORS TO DETERMINE THE IMPACT OF FOREIGN, FEDERAL, STATE, AND LOCAL INCOME TAX LAWS WITH REGARD TO AN INVESTMENT IN OUR SECURITIES AND OF OUR ELECTION TO BE TAXED AS A REAL ESTATE INVESTMENT TRUST INCLUDING ANY REPORTING REQUIREMENTS.

      Distributions to Non-U.S. stockholders that are not attributable to gain from sales or exchanges by us of U.S. real property interests and are not designated by us as capital gain dividends or retained capital gains will be treated as dividends of ordinary income to the extent that they are made out of our current or accumulated earnings and profits. Such distributions will generally be subject to a withholding tax equal to 30% of the distribution unless an applicable tax treaty reduces or eliminates that tax. However, if income from an investment in our stock is treated as effectively connected with the Non-U.S. stockholder's conduct of a U.S. trade or business, the Non-U.S. stockholder generally will be subject to federal income tax at graduated rates, in the same manner as U.S. stockholders are taxed with respect to such distributions (and also may be subject to the 30% branch profits tax in the case of a Non-U.S. stockholder that is a corporation). We expect to withhold U.S. income tax at the rate of 30% on the gross amount of any distributions made to a Non-U.S. stockholder unless (1) a lower treaty rate applies and any required form, such as IRS Form W-8BEN, evidencing eligibility for that reduced rate is filed by the Non-U.S. stockholder with us or (2) the Non-U.S. stockholder files an IRS Form W-8ECI with us claiming that the distribution is effectively connected income.

      Any portion of the dividends paid to Non-U.S. stockholders that is treated as excess inclusion income from a real estate mortgage investment conduit will not be eligible for exemption from the 30% withholding tax or a reduced treaty rate. In addition, if Treasury regulations are issued allocating our excess inclusion income from non-real estate mortgage investment conduits among our stockholders, some percentage of the our dividends would not be eligible for exemption from the 30% withholding tax or a reduced treaty withholding tax rate in the hands of Non-U.S. stockholders.

      Distributions in excess of our current and accumulated earnings and profits will not be taxable to a stockholder to the extent that such distributions do not exceed the adjusted basis of the stockholder's stock, but rather will reduce the adjusted basis of such shares. To the extent that distributions in excess of current and accumulated earnings and profits exceed the adjusted basis of a Non-U.S. stockholder's stock, such distributions will give rise to tax liability if the Non-U.S. stockholder would otherwise be subject to tax on any gain from the sale or disposition of its stock, as described below. Because it generally cannot be determined at the time a distribution is made whether or not such distribution will be in excess of current and accumulated earnings and profits, the entire amount of any distribution normally will be subject to withholding at the same rate as a dividend. However, amounts so withheld are refundable to the extent it is subsequently determined that such distribution was, in fact, in excess of our current and accumulated earnings and profits. We are also required to withhold 10% of any distribution in excess of our current and accumulated earnings and profits. Consequently, although we intend to withhold at a rate of 30% on the entire amount of any distribution, to the extent that we do not do so, any portion of a distribution not subject to withholding at a rate of 30% will be subject to withholding at a rate of 10%.

      For any year in which we qualify as a REIT, distributions that are attributable to gain from sales or exchanges of a U.S. real property interest, which includes certain interests in real property, but generally does not include mortgage loans, will be taxed to a Non-U.S. stockholder under the provisions of the Foreign Investment in Real Property Tax Act of 1980 ("FIRPTA"). Under FIRPTA, distributions attributable to gain from sales of U.S. real property interests are taxed to a Non-U.S. stockholder as if such gain were effectively connected with a U.S. business. Non-U.S. stockholders thus would be taxed at the normal capital gain rates applicable to U.S. stockholders (subject to applicable alternative minimum tax and a special alternative minimum tax in the case of nonresident alien individuals). Distributions subject to FIRPTA also may be subject to the 30% branch profits tax in the hands of a Non-U.S. stockholder that is a corporation. We are required to withhold 35% of any distribution that is designated by us as a U.S. real property capital gains dividend. The amount withheld is creditable against the Non-U.S. stockholder's FIRPTA tax liability.

      Gain recognized by a Non-U.S. stockholder upon a sale of our stock generally will not be taxed under FIRPTA if we are a "domestically controlled REIT," which is a REIT in which at all times during a specified testing period less than 50% in value of the stock was held directly or indirectly by Non-U.S. persons. Although we currently believe that we are a "domestically controlled REIT," because our stock is publicly traded, no assurance can be given that we are or will remain a "domestically controlled REIT." Even if we do not qualify as a "domestically controlled REIT," a Non-U.S. stockholder that owns, actually or constructively, 5% or less of our stock throughout a specified testing period will not recognize taxable gain on the sale of his stock under FIRPTA if the shares are traded on an established securities market.

      Gain not subject to FIRPTA will be taxable to a Non-U.S. stockholder if
(1) the Non-U.S. stockholder's investment in the stock is effectively connected with a U.S. trade or business, in which case the Non-U.S. stockholder will be subject to the same treatment as U.S. stockholders with respect to such gain, or
(2) the Non-U.S. stockholder is a nonresident alien individual who was present in the U.S. for 183 days or more during the taxable year and other conditions are met, in which case the nonresident alien individual will be subject to a 30% tax on the individual's capital gains. If the gain on the sale of the stock were to be subject to taxation under FIRPTA, the Non-U.S. stockholder would be subject to the same treatment as U.S. stockholders with respect to such gain (subject to applicable alternative minimum tax, a special alternative minimum tax in the case of nonresident alien individuals, and the possible application of the 30% branch profits tax in the case of Non-U.S. corporations).

STATE, LOCAL AND FOREIGN TAXATION

      We may be required to pay state, local and foreign taxes in various state, local and foreign jurisdictions, including those in which we transact business or make investments, and our stockholders may be required to pay state, local and foreign taxes in various state, local and foreign jurisdictions, including those in which they reside. Our state, local and foreign tax treatment may not conform to the federal income tax consequences summarized above. In addition, your state, local and foreign tax treatment may not conform to the federal income tax consequences summarized above. Consequently, you should consult your tax advisor regarding the effect of state, local and foreign tax laws on an investment in our securities.

POSSIBLE LEGISLATIVE OR OTHER ACTIONS AFFECTING REITS

      The rules dealing with federal income taxation are constantly under review by persons involved in the legislative process and by the Internal Revenue Service and the U.S. Treasury Department. Changes to the tax law, which may have retroactive application, could adversely affect us and our investors. It cannot be predicted whether, when, in what forms, or with what effective dates, the tax law applicable to us or our investors will be changed.

                                  LEGAL MATTERS

      Clifford Chance Rogers & Wells LLP, 200 Park Avenue, New York, New York 10166, will pass upon the validity of the securities we are offering by this prospectus. If the validity of any securities is also passed upon by counsel for the underwriters of an offering of those securities, that counsel will be named in the prospectus supplement relating to that offering.

                                     EXPERTS

      The financial statements incorporated in this prospectus by reference to the Annual Report on Form 10-K for the year ended December 31, 2000 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

                 INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

      We are incorporating by reference in this prospectus the following documents which we have previously filed with the Securities and Exchange Commission under the File Number 1-10150:

      (1) our Annual Report on Form 10-K for the fiscal year ended December 31, 2000;

      (2) our Quarterly Reports on Form 10-Q for the quarter ended March 31, 2001, June 30, 2001 and September 30, 2001; and

      (3) the descriptions of our common stock and preferred stock contained in our registration statement on Form 8-A filed on October 5, 1999, as those descriptions have been altered by amendments or reports filed for the purpose of updating those descriptions.

      Whenever after the date of this prospectus we file reports or documents under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended, those reports and documents will be deemed to be part of this prospectus from the time they are filed. If anything in a report or document we file after the date of this prospectus changes anything in it, this prospectus will be deemed to be changed by that subsequently filed report or document beginning on the date the report or document is filed.

      We will provide to each person to whom a copy of this prospectus is delivered a copy of any or all of the information that has been incorporated by reference in this prospectus, but not delivered with this prospectus. We will provide this information at no cost to the requestor upon written or oral request addressed to iStar Financial Inc., 1114 Avenue of the Americas, 27th Floor, New York, New York 10036, attention: Investor Relations Department (Telephone: (212) 930-9400).

                               INFORMATION WE FILE

      We file annual, quarterly and current reports, proxy statements and other materials with the SEC. The public may read and copy any materials we file with the SEC at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC maintains an Internet site that contains reports, proxy and information statements and other information regarding issuers (including us) that file electronically with the SEC. The address of that site is http://www.sec.gov. Reports, proxy statements and other information we file also can be inspected at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005.

                 PART II. INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

      The following table sets forth the estimated expenses in connection with the issuance and distribution of the securities being registered, other than underwriting discounts and commissions:

Registration fee - Securities and Exchange Commission.........       $32,200
Accounting fees and expenses..................................       $10,000(1)
Legal fees and expenses.......................................       $15,000(1)
Trustees' fees and expenses...................................       $10,000(1)
Miscellaneous.................................................       $ 2,800
                                                                     -------
Total.........................................................       $70,000
                                                                     =======

(1) Does not include expenses of preparing prospectus supplements and other expenses relating to offerings of particular securities.

ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

      As permitted by the General Corporation Law of the State of Maryland, our Amended and Restated Charter provides that an officer, director, employee or agent of our company is entitled to be indemnified for the expenses, judgments, fines and amounts paid in settlement actually and reasonably incurred by him by reason of any action, suit or proceeding brought against him by virtue of his acting as such officer, director, employee or agent, provided he acted in good faith or in a manner he reasonably believed to be in or not opposed to the best interests of our company and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful, except that in any action or suit by or in the right of our company that person shall be indemnified only for the expenses actually and reasonably incurred by him and, if that person shall have been adjudged to be liable for negligence or misconduct, he shall not be indemnified unless and only to the extent that a court of appropriate jurisdiction shall determine that such indemnification is fair and reasonable.

ITEM 16.  EXHIBITS.

            4. Form of Indenture, dated as of February 5, 2001 between the Company and State Street Bank and Trust Company, N.A., incorporated by reference from Registration Statement No. 333-55396.

            5.    Opinion of Counsel

           12.1   Ratio of Earnings to Fixed Charges and Preferred Stock
                  Dividends

           12.2   Ratio of Earnings to Fixed Charges

            23.   Consents

                  (1) Clifford Chance Rogers & Wells LLP (counsel) - included in Exhibit 5

                  (2)   PricewaterhouseCoopers LLP (accountants)

            24.   Power of Attorney included on signature page

            25. Statement of Eligibility and Qualification on Form T-1 of Trustee under the Indenture

ITEM 17.  UNDERTAKINGS.

      The undersigned registrant hereby undertakes:

      (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

            (a) To include any prospectus required by Section 10(a)(3) of the Securities Act,

            (b) To reflect in the prospectus any facts or events arising after the effective date of this registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in this registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement, and

            (c) To include any material information with respect to the plan of distribution not previously disclosed in this registration statement or any material change to such information in the registration statement;

provided, however, that the undertakings set forth in paragraphs (a) and (b) above shall not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by iStar Financial pursuant to Section 13 or Section 15(d) of the Exchange Act that are incorporated by reference in this registration statement.

      (2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment will be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time will be deemed to be the initial bona fide offering thereof.

      (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

      (4) That, for purposes of determining any liability under the Securities Act, each filing of iStar Financial's annual report pursuant to Section 13(a) or
Section 15(d) of the Exchange Act that is incorporated by reference in this registration statement will be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time will be deemed to be the initial bona fide offering thereof.

      (5) That, (a) for purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective, and (b) for the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

      The undersigned registrant hereby undertakes to file an application for the purpose of determining the eligibility of the trustee to act under subsection (a) of Section 310 of the Trust Indenture Act of 1939 in accordance with the rules and regulations prescribed by the Commission under Section 305(b)(2) of the Trust Indenture Act of 1939.

      Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of iStar Financial pursuant to the foregoing provisions, or otherwise, iStar Financial has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by iStar Financial of expenses incurred or paid by a director, officer or controlling person of iStar Financial in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, iStar Financial will, unless in the opinion of counsel for iStar Financial the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

      Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the County of New York and State of New York on March 1, 2002.

                                    iSTAR FINANCIAL INC.



                                    By:  /s/ Jay Sugarman
                                        -------------------------------
                                        Name:   Jay Sugarman
                                        Title:  Chairman and Chief Executive
                                                Officer

                                POWER OF ATTORNEY

      KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Jay Sugarman and Spencer B. Haber his or her true and lawful attorney-in-fact and agent, with full powers of substitution to sign for him and her and in his or her name any or all amendments (including post-effective amendments) to the registration statement to which this power of attorney is attached and to file those amendments and all exhibits to them and other documents to be filed in connection with them with the Securities and Exchange Commission.

      Pursuant to the requirement of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the date indicated.


               SIGNATURE                                     TITLE(S)                                 DATE

/s/ JAY SUGARMAN                         Chairman of the Board of Directors and
---------------------------              Chief Executive Officer                            March 1, 2002
Jay Sugarman                             (Principal Executive Officer)

/S/ SPENCER B. HABER                     President, Chief Financial Officer, Secretary
------------------------------------     and Director (Principal Financial and Accounting
Spencer B. Haber                         Officer)                                           March 1, 2002

/S/ WILLIS ANDERSEN JR.                  Director                                           March 1, 2002
---------------------------
Willis Andersen Jr.

/S/ JEFFREY G. DISHNER                   Director                                           March 1, 2002
------------------------------------
Jeffrey G. Dishner

/S/ ANDREW L. FARKAS                     Director                                           March 1, 2002
------------------------------------
Andrew L. Farkas

/S/ MADISON F. GROSE                     Director                                           March 1, 2002
------------------------------------
Madison F. Grose


                                      S-1


               SIGNATURE                                     TITLE(S)                                 DATE

/S/ ROBERT W. HOLMAN, JR.                Director                                           March 1, 2002
---------------------------
Robert W. Holman, Jr.

/S/ ROBIN JOSEPHS                        Director                                           March 1, 2002
---------------------------
Robin Josephs

/S/ MERRICK R. KLEEMAN                   Director                                           March 1, 2002
---------------------------
Merrick R. Kleeman

/S/ H. CABOT LODGE                       Director                                           March 1, 2002
-------------------------------------
H. Cabot Lodge

/S/                                      Director                                           March __, 2002
---------------------------
Mathew J. Lustig

/S/ WILLIAM M. MATTHES                   Director                                           March 1, 2002
---------------------------
William M. Matthes

/S/ JOHN G. McDONALD                     Director                                           March 1, 2002
------------------------------------
John G. McDonald

/S/ STEPHEN B. ORESMAN                   Director                                           March 1, 2002
---------------------------
Stephen B. Oresman

/S/ GEORGE R. PUSKAR                     Director                                           March 1, 2002
------------------------------------
George R. Puskar

/S/ BARRY S. STERNLICHT                  Director                                           March 1, 2002
---------------------------
Barry S. Sternlicht

                                  EXHIBIT INDEX

  EXHIBIT
  NUMBER    EXHIBIT                                                   PAGE

   4. Form of Indenture, dated as of February 5, 2001 between the Company and State Street Bank and Trust Company, N.A., incorporated by reference from Registration Statement No. 333-55396

   5.       Opinion of Counsel

   8        Opinion regarding Tax Matters

  12.1      Ratio of Earnings to Fixed Charges and Preferred Stock Dividends

  12.2      Ratio of Earnings to Fixed Charges

  23.       Consents

            (i)   Clifford Chance Rogers & Wells LLP (counsel) - included in
                  Exhibit 5
            (ii)  PricewaterhouseCoopers LLP (accountants)

   24       Power of Attorney included on signature page

   25.      Statement of Eligibility and  Qualification  on Form
            T-1 of Trustee under the Indenture